UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GenTek Inc.
(Name of Issuer)
Common Stock, No Par Value
(Title of Class of Securities)
37245X203
(CUSIP Number)
Matthew F. LeBaron
American Securities LLC
The Chrysler Center
666 Third Avenue
New York, NY 10017
(212) 476-8000

Copy to:
Michael Lubowitz, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 28, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-1(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	37245X203	Page	2	of	16	Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GENTEK INC., AS SUCCESSOR IN INTEREST TO ASP GT ACQUISITION CORP. (See Item 2)
I.R.S. Identification No. 02-0505547

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D

CUSIP No.	37245X203	Page	3	of	16	Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ASP GT HOLDING CORP. (See Item 2) I.R.S. Identification No. 27-1116727

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

1,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D

CUSIP No.	37245X203	Page	4	of	16	Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AMERICAN SECURITIES PARTNERS V, L.P. (See Item 2) I.R.S. Identification No. 26-2113348

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

1,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

SCHEDULE 13D

CUSIP No.	37245X203	Page	5	of	16	Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AMERICAN SECURITIES PARTNERS V(B), L.P. (See Item 2) I.R.S. Identification No. 26-2115032

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

1,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

SCHEDULE 13D

CUSIP No.	37245X203	Page	6	of	16	Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AMERICAN SECURITIES PARTNERS V(C), L.P. (See Item 2) I.R.S. Identification No. 26-2125267

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

1,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

SCHEDULE 13D

CUSIP No.	37245X203	Page	7	of	16	Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AMERICAN SECURITIES ASSOCIATES V, LLC (See Item 2) I.R.S. Identification No. 26-2116041

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

1,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

SCHEDULE 13D

CUSIP No.	37245X203	Page	8	of	16	Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AMERICAN SECURITIES LLC (See Item 2) I.R.S. Identification No. 00-0000000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

1,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

Item 1. Security and Issuer
     This statement on Schedule 13D (this “Statement”) relates to the common stock, no par value per share (the “Shares”), of GenTek Inc., a Delaware corporation (“GenTek”). GenTek’s principal executive offices are located at 90 East Halsey Road, Parsippany, New Jersey 07054. GenTek’s telephone number at such address is (973) 515-0900.
Item 2. Identity and Background
     This Statement is filed by (i) ASP GT Acquisition Corp. (“Purchaser”), a Delaware corporation; (ii) ASP GT Holding Corp. (“Parent”), a Delaware corporation and the sole stockholder of Purchaser; (iii) American Securities Partners V, L.P. (“ASP V”), a Delaware limited partnership; (iv) American Securities Partners V(B), L.P. (“ASP V(B)”), a Delaware limited partnership; (v) American Securities Partners V(C), L.P., a Delaware limited partnership (“ASP V(C)” and, with ASP V and ASP V(B), the “Sponsors”), the beneficial owners of Parent; (vi) American Securities Associates V, LLC (“GP”), the general partner of each Sponsor; and (vii) American Securities LLC, which provides investment advisory services to each Sponsor and GP (the “Advisor”) (collectively, the “Reporting Persons”).
     The principal place of business and principal office of each of the Reporting Persons is c/o American Securities LLC, 666 Third Avenue, New York, NY 10017.
     The principal business of the Advisor is to provide investment advisory services. The principal business of each Sponsor is to provide capital for, and make investments in equity and debt securities and other business opportunities. The principal business of GP is to act as the general partner, and be responsible for the business and affairs of, each of the Sponsors, as described above. Purchaser and Parent were organized for the sole purpose of acquiring GenTek and have not conducted any unrelated activities since their organization.
     The name, residence or business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and place of citizenship of each executive officer and director of Parent, Purchaser, the Sponsors, GP and the Advisor are set forth on Schedules I-III attached hereto (collectively, the “Scheduled Persons,” and each a “Scheduled Person”), and are incorporated herein by reference. The other Reporting Persons have no executive officers or directors.
     During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, any of the Scheduled Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.
     Each person identified on Schedules I-III attached hereto is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration
     As more fully described in Item 4 hereof, Parent, Purchaser and GenTek entered into an Agreement and Plan of Merger, dated as of September 28, 2009 (the “Merger Agreement”), a copy of which is attached hereto as Exhibit 7.1 and incorporated herein by reference. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Purchaser commenced a tender offer (the “Offer”) to purchase all of the outstanding Shares, at a price of $38.00 per share in cash, without interest thereon and less any applicable withholding taxes (the “Offer Price”) on September 29, 2009.
     The Offer expired at midnight, New York City time, at the end of the day on October 27, 2009 (the “Expiration Time”). Based upon information provided by the depositary, as of the Expiration Time, an aggregate of 9,539,384 Shares (including 302,891 Shares subject to guarantees of delivery) were validly tendered and not withdrawn, representing approximately 93% of the total outstanding Shares. All Shares validly tendered and not properly withdrawn were accepted for purchase by Purchaser on October 28, 2009. Purchaser promptly paid for such Shares at the Offer Price. Subsequent to the expiration of the Offer, on October 28, 2009, due to the number of Shares tendered that were subject to guarantees of delivery, Purchaser exercised its option (the “Top-Up Option”) to purchase Shares directly from GenTek in accordance with the Merger Agreement. Purchaser purchased 1,800,000 Shares (the “Top-Up Shares”) at a price of $38.00 per Share (the same amount paid for each Share tendered and accepted for payment by Purchaser pursuant to the Offer) and paid the purchase price by delivery of a promissory note to GenTek. The Top-Up Shares, when combined with the Shares purchased in the Offer that were not subject to guarantees of delivery, were sufficient to give Purchaser aggregate ownership of more than 90% of the outstanding Shares as of October 28, 2009. Purchaser ultimately acquired (and the Reporting Persons became the beneficial owners of) an aggregate of 11,252,285 Shares pursuant to these transactions, as described in Item 5 below. On October 29, 2009, pursuant to the Merger Agreement, Purchaser merged with and into GenTek in a “short-form” merger (the “Merger”) in accordance with Section 253 of the Delaware General Corporation Law (the “DGCL”), with GenTek surviving as a wholly-owned subsidiary of Parent, and each outstanding share of common stock of Purchaser, par value $0.01 per share, was converted into and became one share of common stock of GenTek, par value $0.01 per share. Shares not tendered in the Offer (other than Shares held in the treasury of GenTek or by GenTek’s subsidiaries, Parent or Purchaser or by stockholders who properly exercise their appraisal rights in accordance with Delaware law) were cancelled and converted into the right to receive the Offer Price.
     The Reporting Persons estimate that the total amount of funds required to consummate the Offer and the Merger, including the acquisition of all outstanding Shares pursuant to the Offer and the Merger, is approximately $666 million. Purchaser obtained the funds used to acquire the Shares in the Offer and the Merger pursuant to (i) a credit facility from Goldman Sachs Credit Partners L.P., KeyBank National Association, General Electric Capital Corporation and Raymond James Bank, FSB for debt financing, (ii) equity contributions from the Sponsors, and (iii) cash on hand of GenTek.
Item 4. Purpose of Transaction
     (a)-(j) The purpose of the Offer was for the Sponsors, through Purchaser and Parent, to acquire control of, and the entire equity interest in, GenTek. The Offer, as the first step in the acquisition of GenTek, was intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger was to acquire all outstanding Shares not tendered and purchased pursuant to the Offer.
     On September 29, 2009, Purchaser commenced the Offer upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related letter of transmittal (the “Letter of Transmittal”). The Offer expired at midnight, New York City time, at the end of the day on October 27, 2009. All Shares validly tendered and not properly withdrawn were accepted for purchase by Purchaser on October 28, 2009. On October 28, 2009, due to the number of Shares tendered that were subject to guarantees of delivery, Purchaser exercised the Top-Up Option to purchase Shares directly from GenTek in accordance with the Merger Agreement and acquired the Top-Up Shares at a price of $38.00 per Share, paid by delivery of a promissory note to GenTek. The Top-Up Shares, when combined with the Shares purchased in the Offer that were not subject to guarantees of delivery, were sufficient to give Purchaser aggregate ownership of more than 90% of the outstanding Shares as of October 28, 2009.
     Section 253 of the DGCL provides that if a corporation owns at least 90% of the outstanding shares of each class of stock of a subsidiary corporation entitled to vote on a merger, the corporation holding such stock can effect a short-form merger with that subsidiary without any other action by the other stockholders of the subsidiary. Pursuant to the Merger Agreement, at 2:52 p.m., New York City time, on October 29, 2009 (the “Effective Time”), Purchaser was merged with and into GenTek, with GenTek surviving the Merger as a wholly-owned subsidiary of Parent. Purchaser and Parent effected the Merger without prior notice to, or any action by, any other stockholder of GenTek as permitted under the DGCL. At the Effective Time, in accordance with the Merger Agreement, (i) each Share not tendered in the Offer (other than Shares held in the treasury of GenTek or by GenTek’s subsidiaries, Parent or Purchaser or by stockholders who properly exercise their appraisal rights in accordance with Delaware law) was cancelled and converted into the right to receive $38.00 in cash, without interest thereon and less any applicable withholding taxes, by the former holder thereof, and (ii) each outstanding share of common stock of Purchaser, par value $0.01 per share, was converted into and became one share of common stock of GenTek, par value $0.01 per share. Following consummation of the Merger, Purchaser ceased to exist and Parent now holds 1,000 shares of common stock of GenTek, par value $0.01 per share.
     At the Effective Time, the certificate of incorporation and bylaws of GenTek were amended and restated in their entirety pursuant to the provisions of the Merger Agreement and, as so amended, became the certificate of incorporation and bylaws of GenTek. A Form 25 was filed with the Commission on October 29, 2009 to delist the Shares from the NASDAQ Global Select Market and a Form 15 was filed by Gentek with the Commission on November 9, 2009 to seek termination of the Shares from registration under the Securities Exchange Act of 1934, as amended.
     As of the date of this Schedule 13D and except as otherwise provided in the Offer to Purchase, it is expected that, initially following the Merger, the business and operations of GenTek will be continued substantially as they are currently being conducted. Nonetheless, Parent will continue to evaluate the business, operations, assets, corporate structure, capitalization, properties, policies, management and personnel of GenTek, will consider what changes would be desirable in light of the circumstances that exist after the Effective Time and will take such actions as it deems appropriate under the circumstances then existing. It is possible that Parent could implement changes to GenTek’s business, corporate structure, charter, bylaws, capitalization, board of directors and management that could involve, among other things, modifying certain operations, reorganizing, relocating or otherwise disposing of businesses, operations and material assets or other actions. All information contained in the sections of the Offer to Purchase entitled “The Merger Agreement; Other Agreements”; “Purpose of the Offer; Plans for GenTek”; and “Certain Effects of the Offer” is incorporated herein by reference.

     Except as set forth in this Statement (including any information incorporated by reference) and in connection with the transactions described above, none of the Reporting Persons has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to the Schedule 13D.
Item 5. Interest in Securities of the Issuer
     (a) and (b) Immediately before the Merger, Purchaser was the direct record owner of, and had the power to vote and to dispose or direct the disposition of, 11,252,285 Shares, representing more than 90% of the issued and outstanding Shares. Upon consummation of the Merger and as of November 10, 2009, Purchaser ceased to exist and Parent became the sole stockholder and beneficial owner of 1,000 shares of common stock of GenTek, representing 100% of the issued and outstanding shares of the common stock of GenTek. The Reporting Persons may be deemed to be the beneficial owners of GenTek.
     (c) On October 28, 2009, Purchaser accepted an aggregate of 9,539,384 Shares (including 302,891 Shares subject to guarantees of delivery) for purchase in connection with the Offer, which Shares represented the number of Shares validly tendered and not withdrawn as of the Expiration Time. On October 28, 2009, due to the number of Shares tendered that were subject to guarantees of delivery, Purchaser exercised the Top-Up Option to purchase Shares directly from GenTek in accordance with the Merger Agreement and acquired 1,800,000 additional Shares at a price of $38.00 per Share, paid by delivery of a promissory note to GenTek. Following such purchase of Shares pursuant to the exercise of the “top-up” option, together with Shares previously owned by Purchaser, Purchaser owned, in the aggregate, 11,252,285 Shares, representing more than 90% of the outstanding Shares.
     Pursuant to the Merger Agreement, at the Effective Time, (i) all Shares outstanding prior to such time were cancelled and ceased to exist and (other than Shares held in the treasury of GenTek or by GenTek’s subsidiaries, Parent or Purchaser or by stockholders who properly exercise their appraisal rights in accordance with Delaware law) converted in the Merger into the right to receive $38.00 per Share in cash, without interest thereon and less any applicable withholding taxes, and (ii) each outstanding share of common stock of Purchaser, par value $0.01 per share, was converted into and became one share of common stock of GenTek, par value $0.01 per share. As a result, all of the Shares owned by Purchaser were cancelled and ceased to exist, and each share of common stock of Purchaser was converted into one share of common stock of GenTek, par value $0.01 per share. Immediately prior to the Merger, Parent held 1,000 shares of common stock of Purchaser, which shares represented all of the issued and outstanding capital stock of Purchaser. Upon consummation of the Merger and as of November 10, 2009, Purchaser’s separate corporate existence ceased, and Parent became the beneficial owner of 1,000 shares of common stock of GenTek, par value $0.01 per share, and the sole stockholder of GenTek
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information set forth under Items 3, 4 and 5 of this Statement is incorporated herein by reference. All information contained in the sections of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with GenTek” and “Source and Amount of Funds” is incorporated herein by reference. Except as disclosed in this Statement or as set forth in or contemplated in the Merger Agreement, there are no contracts, understandings or relationships between the Reporting Persons and any third person with respect to the Shares.
Item 7. Material to Be Filed as Exhibits
1.	Agreement and Plan of Merger, dated as of September 28, 2009, by and among ASP GT Holding Corp., ASP GT Acquisition Corp. and GenTek (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO filed by ASP GT Holding Corp. with the Securities and Exchange Commission on September 29, 2009, as amended).

2.	Offer to Purchase, dated as of September 29, 2009 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by ASP GT Holding Corp. with the Securities and Exchange Commission on September 29, 2009, as amended).

3.	Form of Letter of Transmittal, dated as of September 29, 2009 (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by ASP GT Holding Corp. with the Securities and Exchange Commission on September 29, 2009, as amended).

4.	Joint Filing Agreement, dated November 10, 2009, by and among ASP GT Acquisition Corp., ASP GT Holding Corp., American Securities Partners V, L.P., American Securities

Partners V(B), L.P., American Securities Partners V(C), L.P., American Securities Associates V, LLC and American Securities LLC.*

*	Filed herewith

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

GENTEK INC., as successor in interest to ASP GT ACQUISITION CORP.
By:	/s/ Eric L. Schondorf
	Name:	Eric L. Schondorf
	Title:	Vice President
	Date:	November 10, 2009

ASP GT HOLDING CORP.
By:	/s/ Eric L. Schondorf
	Name:	Eric L. Schondorf
	Title:	Vice President
	Date:	November 10, 2009

AMERICAN SECURITIES PARTNERS V, L.P.
By:	American Securities Associates V, LLC, its general partner

By:	/s/ Michael G. Fisch
	Name:	Michael G. Fisch
	Title:	Managing Member
	Date:	November 10, 2009

AMERICAN SECURITIES PARTNERS V(B), L.P.
By:	American Securities Associates V, LLC, its general partner

By:	/s/ Michael G. Fisch
	Name:	Michael G. Fisch
	Title:	Managing Member
	Date:	November 10, 2009

AMERICAN SECURITIES PARTNERS V(C), L.P.
By:	American Securities Associates V, LLC, its general partner
By:	/s/ Michael G. Fisch
	Name:	Michael G. Fisch
	Title:	Managing Member
	Date:	November 10, 2009

AMERICAN SECURITIES ASSOCIATES V, LLC
By:	/s/ Michael G. Fisch
	Name:	Michael G. Fisch
	Title:	Managing Member
	Date:	November 10, 2009

AMERICAN SECURITIES LLC
By:	/s/ Eric L. Schondorf
	Name:	Eric L. Schondorf
	Title:	General Counsel
	Date:	November 10, 2009

SCHEDULE I
Name, business address and present principal occupation or
employment of the directors and executive officers of
ASP GT ACQUISITION CORP.
DIRECTOR

Present Principal Occupation or Employment and
Name and Principal Address of Corporation in
Name	Business Address	which Employment is Conducted

Matthew F. LeBaron	c/o American Securities LLC 666 Third Avenue New York, NY 10017	Managing Director American Securities LLC 666 Third Avenue New York, NY 10017

Scott Wolff	c/o American Securities LLC 666 Third Avenue New York, NY 10017	Vice President American Securities LLC 666 Third Avenue New York, NY 10017
EXECUTIVE OFFICERS

Present Principal Occupation or Employment and
Name and Principal Address of Corporation in
Name	Business Address	which Employment is Conducted

Matthew F. LeBaron President	c/o American Securities LLC 666 Third Avenue New York, NY 10017	Managing Director American Securities LLC 666 Third Avenue New York, NY 10017

Eric L. Schondorf Vice President, Secretary and Assistant Treasurer	c/o American Securities LLC 666 Third Avenue New York, NY 10017	General Counsel American Securities LLC 666 Third Avenue New York, NY 10017

Scott Wolff Vice President and Treasurer	c/o American Securities LLC 666 Third Avenue New York, NY 10017	Vice President American Securities LLC 666 Third Avenue New York, NY 10017

SCHEDULE II
Name, business address and present principal occupation or
employment of the directors and executive officers of
ASP GT HOLDING CORP.
DIRECTOR

Present Principal Occupation or Employment and
Name and Principal Address of Corporation in
Name	Business Address	which Employment is Conducted

Matthew F. LeBaron	c/o American Securities LLC 666 Third Avenue New York, NY 10017	Managing Director American Securities LLC 666 Third Avenue New York, NY 10017

Scott Wolff	c/o American Securities LLC 666 Third Avenue New York, NY 10017	Vice President American Securities LLC 666 Third Avenue New York, NY 10017
EXECUTIVE OFFICERS

Present Principal Occupation or Employment and
Name and Principal Address of Corporation in
Name	Business Address	which Employment is Conducted

Matthew F. LeBaron President	c/o American Securities LLC 666 Third Avenue New York, NY 10017	Managing Director American Securities LLC 666 Third Avenue New York, NY 10017

Eric L. Schondorf Vice President, Secretary and Assistant Treasurer	c/o American Securities LLC 666 Third Avenue New York, NY 10017	General Counsel American Securities LLC 666 Third Avenue New York, NY 10017

Scott Wolff Vice President and Treasurer	c/o American Securities LLC 666 Third Avenue New York, NY 10017	Vice President American Securities LLC 666 Third Avenue New York, NY 10017

SCHEDULE III
Name, business address and present principal occupation or
employment of the directors and executive officers of
AMERICAN SECURITIES PARTNERS V, L.P.
AMERICAN SECURITIES PARTNERS V(B), L.P.
AMERICAN SECURITIES PARTNERS V(C), L.P.
AMERICAN SECURITIES ASSOCIATES V, LLC
AMERICAN SECURITIES LLC
American Securities Associates V, LLC is a Delaware limited liability company and the general partner of each of American Securities Partners V, L.P., American Securities Partners V(B), L.P. and American Securities Partners V(C), L.P., each of which is a Delaware limited partnership.
The name, business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such business is conducted) of each managing member of American Securities Associates V, LLC are set forth below:
MANAGING MEMBERS

Present Principal Occupation or Employment and
Name and Principal Address of Corporation in
Name	Business Address	which Employment is Conducted

Charles D. Klein Managing Member	c/o American Securities LLC 666 Third Avenue New York, NY 10017	Managing Director American Securities LLC 666 Third Avenue New York, NY 10017

Michael G. Fisch Managing Member	c/o American Securities LLC 666 Third Avenue New York, NY 10017	President American Securities LLC 666 Third Avenue New York, NY 10017

David L. Horing Managing Member	c/o American Securities LLC 666 Third Avenue New York, NY 10017	Managing Director American Securities LLC 666 Third Avenue New York, NY 10017
American Securities LLC is a Delaware limited liability company. Michael G. Fisch serves as president and the sole executive officer. The business address and phone number of American Securities LLC is The Chrysler Center, 666 Third Avenue, New York, NY 10017, USA, (212) 476-8000.